Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

(Name of Issuer)

Universal Truckload Services, Inc.

(Title of Class of Securities)

Common Stock, no par value

(CUSIP Number)

91388P105

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Matthew T. Moroun, 12225 Stephens Road, Warren, MI 48089, (586) 939-7000

(Date of Event Which Requires Filing of This Statement)

9/14/12

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box.  ☐

CUSIP No. 91388P105

(1)	Names of reporting persons Matthew T. Moroun
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 24,549,832
	(9)	Sole dispositive power 12,352,286
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 24,549,832
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 81.8%
(14)	Type of reporting person (see instructions) IN

CUSIP No. 91388P105

(1)	Names of reporting persons Matthew T. Moroun, as Trustee of the MJ Moroun 2012 Annuity Trust, dated April 30, 2012
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 24,549,832
	(9)	Sole dispositive power 5,036,084
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 24,549,832
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 81.8%
(14)	Type of reporting person (see instructions) IN

CUSIP No. 91388P105

(1)	Names of reporting persons Manuel J. Moroun, as Trustee of the Manuel J. Moroun Revocable Trust U/A, dated March 24, 1977, as amended and restated on December 22, 2004
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 24,549,832
	(9)	Sole dispositive power 7,161,462
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 24,549,832
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 81.8%
(14)	Type of reporting person (see instructions) IN

Item 1: Security and Issuer

The class of equity securities to which this statement on Schedule 13D relates is the common stock, no par value (“Common Stock”), of Universal Truckload Services, Inc. (the “Company”), a Michigan corporation with its principal offices located at 12755 E. Nine Mile Road, Warren, Michigan 48089.

Item 2: Identity and Background

This statement is being filed by Matthew T. Moroun in his individual capacity, Matthew T. Moroun, in his capacity as trustee of the MJ Moroun 2012 Annuity Trust, dated April 30, 2012 (the “Annuity Trust”), and by Manuel J. Moroun, in his capacity as trustee of the Manuel J. Moroun Revocable Trust U/A, dated March 24, 1977, as amended and restated on December 22, 2004 (the “MJM Revocable Trust”) (collectively, the “Reporting Persons”).

(a)	This statement is being filed by each of the Reporting Persons.

(b)	The business address for each of the Reporting Persons is: 12225 Stephens Road, Warren, Michigan 48089.

(c)	Matthew T. Moroun is the Chairman of the board of directors of the Company and Manuel J. Moroun is a director of the Company. Manuel J. Moroun also serves as the President and CEO of CenTra, Inc. Matthew T. Moroun serves as Vice Chairman of CenTra, Inc.’s board of directors and as Chairman of the board of directors of P.A.M. Transportation Services, Inc. (NASDAQ: PTSI). CenTra, Inc. is a privately-owned transportation holding company. Its business address is 12225 Stephens Road Warren, Michigan 48089. P.A.M. Transportation Services, Inc. is a truckload dry van carrier which transports general commodities throughout the continental United States, and in certain Canadian provinces. Its business address is 297 West Henri De Tonti, Tontitown, Arkansas 72770. Matthew T. Moroun is the principal shareholder and has served as Chairman of Oakland Financial Corporation, an insurance and real estate holding company based in Sterling Heights, Michigan, and its subsidiaries, since 1996.

(d)	, (e) During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and none has been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

(f)	Each of the Reporting Persons is a citizen of the United States of America.

Item 3: Source of Funds

Matthew T. Moroun and the MJM Revocable Trust held 5,045,038 and 4,977,462 shares of Common Stock, respectively, prior to the Company’s initial public offering, which was all of the Common Stock of the Company prior to the Company’s initial public offering.

On July 25, 2012, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”), with LINC Logistics Company (“LINC”), Upton Merger Sub I, Inc. (“Merger Sub”), Upton Merger Sub II, LLC (“Merger Sub, LLC”), Matthew T. Moroun, Matthew T. Moroun, in his capacity as trustee of the Annuity Trust, Manuel J. Moroun, in his capacity as trustee of the MJM Revocable Trust, Matthew T. Moroun, in his capacity as agent and attorney-in-fact for the shareholders of LINC, and Manuel J. Moroun, solely with respect to certain sections of the Merger Agreement.

Prior to the closing of the merger contemplated by the Merger Agreement, the Reporting Persons will own 100% of outstanding voting common shares, no par value, of LINC. Upon such merger, each outstanding voting common share, no par value, of LINC, will be converted into the right to receive consideration consisting of 0.700 of a share of the Company’s Common Stock and cash in lieu of fractional shares. This will result in the issuance of 7,307,248 shares of Common Stock to Matthew T. Moroun, 5,036,084 shares of Common Stock to the Annuity Trust, and 2,184,000 shares of Common Stock to the MJM Revocable Trust, for a total of 14,527,332 shares, valued at $224,883,099.36 based on the closing stock price of the Company’s Common Stock of $15.48 per share, as of September 14, 2012.

The foregoing description is qualified in its entirety by reference to the Merger Agreement, which is incorporated by reference as Exhibit 1 hereto and is incorporated herein by reference.

Item 4: Purpose of Transaction

The information set forth under Item 3 is hereby incorporated by reference.

The Reporting Persons entered into the Merger Agreement pursuant to which they agreed to exchange their shares of LINC common stock for shares of the Company’s Common Stock for investment purposes.

Although no Reporting Person currently has any specific plan or proposal to acquire or dispose of the Company’s Common Stock, subject to the terms of the Merger Agreement, each Reporting Person, at any time and from time to time, may acquire additional shares of the Company’s Common Stock or dispose of any or all of his shares of the Company’s Common Stock (including, without limitation, distributing some or all of such shares to such Reporting Person’s beneficiaries or transferees) depending upon each such Reporting Person’s ongoing evaluation of his investment in the Company’s Common Stock, applicable legal restrictions, prevailing market conditions, other investment opportunities, liquidity requirements of such Reporting Person, subsequent developments affecting the Company, the Company’s business and prospects, tax considerations, general stock market and economic conditions and/or other investment considerations.

In Matthew T. Moroun’s capacity as Chairman of the board of directors of the Company and Manuel J. Moroun’s capacity as a director of the Company, each of Matthew T. Moroun and Manuel J. Moroun may take an active role in working with the Company’s management on operational, financial and strategic initiatives. In addition, each Reporting Person, in his capacity as a stockholder of the Company, may engage in communications with one or more other stockholders of the Company, one or more officers of the Company and/or one or more members of the board of directors of the Company and/or one or more representatives of the Company regarding, the Company, including but not limited to its operations. Each of the Reporting Persons, in his capacity as a stockholder of the Company, may discuss ideas that, if effected may relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D.

Other than as described above, each of the Reporting Persons reports that he currently does not have any specific plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D.

Item 5: Interest in Securities of the Issuer

(a)	The aggregate number of shares of Common Stock to which this Schedule 13D relates is 24,549,832, or 81.8% of the Common Stock based on 30,018,288 shares of Common Stock outstanding, calculated as the sum of (i) 15,490,954 shares of Common Stock outstanding as of July 30, 2012, as reported in the Company’s Quarterly Report on Form 10-Q filed by the Company with the Securities and Exchange Commission on August 7, 2012 and (ii) 14,527,332 shares of Common Stock issued by the Company in connection with the closing of the merger.

(b)	See Items 7-10 of the cover page for each Reporting Person.

(c)	Except for the transactions described in this Schedule 13D, the Reporting Persons have not engaged in any transactions in the Common Stock during the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6: Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Matthew T. Moroun is the son of Manuel J. Moroun. Voting and investment power over the MJM Revocable Trust is exercised by Manuel J. Moroun, as trustee; Manuel J. Moroun is also the beneficiary of the MJM Revocable Trust. Voting and investment power over the Annuity Trust is exercised by Matthew T. Moroun, as trustee; and Manuel J. Moroun is an annuitant and Matthew T. Moroun is a beneficiary of the Annuity Trust. The Morouns have agreed to vote the Common Stock to which this Schedule 13D relates as a group.

In connection with the execution of the Merger Agreement and as a condition to the closing of the merger contemplated thereby, the Company entered into an Amended and Restated Registration Rights Agreement with Matthew T. Moroun, the Annuity Trust and the MJM Revocable Trust. The Amended and Restated Registration Rights Agreement amends and restates the Registration Rights Agreement, dated December 31, 2004, among the Company, Matthew T. Moroun and the MJM Revocable Trust.

The Amended and Restated Registration Rights Agreement will become effective on the date the merger contemplated by the Merger Agreement is consummated. The Amended and Restated Registration Rights Agreement provides Matthew T. Moroun, the Annuity Trust and the MJM Revocable Trust with certain demand registration rights, whereby such persons may demand that the Company use its reasonable best efforts to effect the registration under the Securities Act of the registerable securities held by such persons, subject to certain limitations contained therein. The Amended and Restated Registration Rights Agreement also includes the Annuity Trust as a party thereto, and affords the Annuity Trust with certain rights provided to Matthew T. Moroun and the MJM Revocable Trust pursuant to the Registration Rights Agreement. These rights include the right to “piggyback” on registration statements that the Company uses to register additional shares of Common Stock.

The foregoing description is qualified in its entirety by reference to the Amended and Restated Registration Rights Agreement, which is incorporated by reference as Exhibit 2 hereto and is incorporated herein by reference.

Item 7: Materials to Be Filed as Exhibits

1.	Agreement and Plan of Merger, dated as of July 25, 2012 (the “Merger Agreement”), by and among Universal Truckload Services, Inc., Upton Merger Sub I, Inc., Upton Merger Sub II, LLC, LINC Logistics Company, Matthew T. Moroun as Trustee of the MJM 2012 Annuity Trust dated April 30, 2012, Manuel J. Moroun, in his capacity as Trustee of the Manuel J. Moroun Revocable Trust U/A dated March 24, 1977, as amended and restated on December 22, 2004, Matthew T. Moroun, in his capacity as agent and attorney-in-fact for the Company Shareholders (as defined in the Merger Agreement) and Manuel J. Moroun, solely with respect to the Applicable Sections (as defined in the Merger Agreement) (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission (the “Commission”) on July 26, 2012) (file number 000-51142).

2.	Amended and Restated Registration Rights Agreement, dated as of July 25, 2012, among Registrant, Matthew T. Moroun, the Manuel J. Moroun Revocable Trust U/A March 24, 1977, as amended and restated on December 22, 2004 and the M.J. Moroun 2012 Annuity Trust dated April 30, 2012 (incorporated by reference to Exhibit 4.1 of the Current Report on Form 8-K filed by the Company with the Commission on July 26, 2012) (file number 000-51142).

3.	Joint Filing Agreement, dated as of September 14, 2012, among Matthew T. Moroun, Matthew T. Moroun, as Trustee of the 2012 MJ Moroun Annuity Trust, and Manuel J. Moroun, as Trustee of the Manuel J. Moroun Revocable Trust, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 14, 2012

/s/ Matthew T. Moroun

Matthew T. Moroun

/s/ Matthew T. Moroun, as Trustee,

Matthew T. Moroun, as Trustee of the 2012 MJ Moroun Annuity Trust

/s/ Manuel J. Moroun, as Trustee

Manuel J. Moroun, as Trustee of the Manuel J. Moroun Revocable Trust

Exhibit Index

1.	Agreement and Plan of Merger, dated as of July 25, 2012 (the “Merger Agreement”), by and among Universal Truckload Services, Inc., Upton Merger Sub I, Inc., Upton Merger Sub II, LLC, LINC Logistics Company, Matthew T. Moroun as Trustee of the MJM 2012 Annuity Trust dated April 30, 2012, Manuel J. Moroun, in his capacity as Trustee of the Manuel J. Moroun Revocable Trust U/A dated March 24, 1977, as amended and restated on December 22, 2004, Matthew T. Moroun, in his capacity as agent and attorney-in-fact for the Company Shareholders (as defined in the Merger Agreement) and Manuel J. Moroun, solely with respect to the Applicable Sections (as defined in the Merger Agreement) (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission (the “Commission”) on July 26, 2012) (file number 000-51142).

2.	Amended and Restated Registration Rights Agreement, dated as of July 25, 2012, among Registrant, Matthew T. Moroun, the Manuel J. Moroun Revocable Trust U/A March 24, 1977, as amended and restated on December 22, 2004 and the M.J. Moroun 2012 Annuity Trust dated April 30, 2012 (incorporated by reference to Exhibit 4.1 of the Current Report on Form 8-K filed by the Company with the Commission on July 26, 2012) (file number 000-51142).

3.	Joint Filing Agreement, dated as of September 14, 2012, among Matthew T. Moroun, Matthew T. Moroun, as Trustee of the 2012 MJ Moroun Annuity Trust, and Manuel J. Moroun, as Trustee of the Manuel J. Moroun Revocable Trust, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.